Xanser Corporation
2435 North Central Expressway
Richardson, TX 75080
February 23, 2007

Re:	Form 10-K for the fiscal year ended December 31, 2005
Forms 10-Q for the quarters ended March 31, 2006,
June 30, 2006 and September 30, 2006
File No. 1-5083
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0510

Attention:	Mr. Rufus Decker
Branch Chief
Dear Ladies and Gentlemen:
     Xanser Corporation (the “Company”) has received the Staff’s letter dated February 6, 2007, containing comments to Form 10-K for the fiscal year ended December 31, 2005 (the “10-K”) and comments to Form 10-Q for the period ended September 30, 2006 (the “10-Q”) by letter dated December 21, 2006 (the “Comments”).
     In response to the Comments, the following paragraphs from our 10-K and 10-Q reflect the substance of the revisions that the Company proposes to make in its future filings. The following numbered paragraphs repeat the comments for your convenience, followed by the Company’s responses to those comments.
Form 10-K
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Securities and Exchange Commission
February 23, 2007

Response:
The revisions below indicate the nature of the additional disclosures or other revisions that we will make in future filings. Our responses have been marked to show the changes.
Note 1- Summary of Significant Accounting Policies
Revenue Recognition, page F-9
2.	We have reviewed your response to comment 7. In your response you do not appear to have addressed the consideration that you have given to SOP 97-2. With reference to paragraph .02 of SOP 97-2 please address the applicability of this guidance to your revenue generating activities.

Please also enhance your revenue recognition accounting policy under multiple deliverable arrangements based on guidance in paragraph 6 of EITF 00-21, including how the arrangement consideration is measured, under what circumstances the arrangement is divided into separate units of accounting and how you allocate the arrangement consideration among the separate units of accounting. For those circumstances where an arrangement does qualify for separate accounting, please disclose how you recognize revenue and any instances in which you defer revenue. Please also provide the disclosures required by paragraph 18 of EITF 00-21.

Response:

Consideration is given to determine if revenues were recognized for licensing, selling, leasing, or marketing software that may conform to the AICPA Statement of Position No. 97-2 (SOP 97-2). There were no revenues for the years ended December 31, 2005, 2004, and 2003 that related to SOP 97-2, “Software Revenue Recognition” and therefore, the accounting policy disclosure does not include any discussion on software. SOP 97-2 does not apply to revenue earned on products or services containing software that is incidental to the products or services as a whole.

Securities and Exchange Commission
February 23, 2007

We propose to revise the section in future filings as follows:

“Revenue Recognition

“Revenues are recorded in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in Financial Statements”, as amended by SAB No. 104.

“The technical services segment’s revenues are based primarily on time and materials and substantially all projects are generally short term in nature. Revenues are recognized when services to customers have been rendered or when products are shipped and risk of ownership is passed to the customer. The technical services business provides limited warranties to customers, depending upon the service performed. Warranty claim costs were not material during the three years ended December 31, 2005, 2004, and 2003.

“The information technology and government services segment’s revenues under long-term service contracts are accounted for using a proportional performance method or on a straight-line basis. The Company recognizes revenues on a proportional basis when a contract consists of milestones or activities that are process related and has no other material deliverables. Revenues for the years ended December 31, 2005, 2004, and 2003 using the proportional method were not significant. The Company recognizes revenues on a straight line basis when billing terms and performance of the contract are substantially equivalent throughout the life of the contract.

“The information technology and government services segment also periodically records revenue arrangements whereby multiple products and/or services are delivered to the customer. Such arrangements have generally included some combination of the following: hardware, web hosted data processing, purchased application software, networking, consulting and support services. These arrangements comply with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. The Company recognizes revenues under a multiple deliverable arrangement when there are separable deliverables or separate units of accounting. Analysis is performed at the inception of the arrangement and as each product or service is delivered. Revenue is allocated to separate units of accounting when all of the following criteria are met: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item; and (3) if the arrangement includes a general right of return relative to the delivered item, delivery, or performance of the undelivered item is considered probable and substantially in our control. The Company uses the residual method to allocate value to the delivered and undelivered items. Under the residual method, the

Securities and Exchange Commission
February 23, 2007

Company determines the fair value of the undelivered items then subtracts this value from the total arrangement consideration to determine the value attributable to the delivered items. The undelivered items are deferred until those items have been delivered, then are recognized to revenue. If a product or service is not separable, the combined deliverables are accounted for as a single unit of accounting and recognized as revenues when all elements have been delivered.”

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (972)-699-4075.
Very truly yours,
Howard C. Wadsworth